[VE letterhead]

April 2 , 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

By electronic filing (“Edgar correspondence”) with paper courtesy copies.

Attention: Terence O’Brien, Accounting Branch Chief

Re:	Veolia Environment Form 20-F for the fiscal year ended December 31, 2005 File No. 1-15248

Dear Mr. O’Brien:

Thank you for your letter dated February 14, 2007 containing comments on the above-referenced filing. Set forth below are the responses of Veolia Environnement (the “Company”) to the comments included in the February 14 letter.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the comment letter, and have provided the Company’s responses immediately following each numbered comment.

This letter has been prepared in consultation with Cleary Gottlieb Steen & Hamilton LLP, our U.S. and French counsel.

General

1.

We note from a company publication and media reports that you may have operations in Iran and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to export controls and sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. Your Form 20-F discloses that you have operations in the Middle East and Africa but does not contain information relating specifically to operations in or contacts with Iran or Syria. Please describe your current, past and anticipated operations in and contacts with Iran and Syria, including through subsidiaries, affiliates and other direct and indirect arrangements.

Response. The activities of the Company and its subsidiaries in Iran and Syria are minor. The Company’s subsidiaries currently have two contracts in Iran relating to the construction of desalinization and water treatment plants. One was signed by the Company’s subsidiary SIDEM in 2002 and provided revenues averaging less than €8 million per year over five years. The performance of the contract is now approximately 95% complete. The second was signed by the Company’s subsidiary OTV in January 2006, and the parties are still discussing the start date, although it is uncertain whether this project will go forward. Neither the Company nor its subsidiaries has any contracts in Syria.

In addition, the Company’s subsidiary Citelum has two pending bids relating to city lighting projects for civilian use in Syria (which would produce total revenues of €1.7 million if both bids were successful), and three pending bids relating to studies for city lighting projects for civilian use in Iran (which would produce total revenues of €1.3 million if all three bids were successful). The Company’s SEURECA subsidiary has three pending bids for studies for civilian water projects for municipalities in Iran, to be financed by the World Bank, and one bid relating to a study for water treatment for a municipality in Syria. Neither of these studies involves any investment by SEURECA. The study contracts would yield total revenues of less than €1 million in the aggregate if all three bids were successful.

2.

Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the related countries’ status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

Response.

See response to question 3 below.

3.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran and Syria, individually and in the aggregate. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Iran and Syria.

Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in those countries.

Response.

As a quantitative matter, the operations of the Company and its subsidiaries in these two countries are not material. The maximum amount of annual revenues that the Company has received in Iran and Syria since 2002 is under €8 million, and there is no reason to believe that revenues from these two countries will increase materially (or at all) based on the pending contract and bids. The Company’s worldwide consolidated revenues were €28,620.4 million in 2006.

As a qualitative matter, the Company notes that its contracts and outstanding bids relate exclusively to civilian projects. The Company believes that these projects cannot be used to support terrorism or related activities. As noted above, three of the pending bids relate to projects to be financed by the World Bank. In addition, as far as we are aware, the Arizona and Louisiana state retirement systems, the Missouri Investment Trust and the state of Pennsylvania are not significant shareholders of the Company.

The Company has in place programs to ensure compliance with applicable laws and regulations, as part of its internal control and ethics program (which is described in the Form 20-F and its exhibits). In particular, the Company’s ethics program includes procedures designed to provide safeguards against participation in money laundering or similar activity that could be used in connection with terrorism-related activities.

Item 5. Operating and Financial Review and Prospects, page 33

Critical Accounting Policies, page 34

4.

We note your response to our prior comment one regarding asset impairments. Item 5.D of Form 20-F requires disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset impairments are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See guidance in sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB Topic 5:P.4. Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating condition which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.” See also the discussion regarding asset impairments in Summary by the Division of Corporation Finance of Significant Issues Addressed in the Review of the Periodic Reports of the Fortune 500 Companies on the SEC website. As such, for reporting units that are reasonably likely to experience material goodwill write-downs in future periods, please identify the reporting units, disclose the amount of goodwill at those reporting units, the carrying value of the reporting units, the fair value of the reporting units, the assumptions used in determining the fair value of the reporting units, the basis for these assumptions, and uncertainties related to these assumptions. Regarding disclosure of a sensitivity analysis, we appreciate that your fair value estimates are based on multiple factors that may impact each other. Nonetheless, for your most significant assumptions, we continue to believe that your disclosures should include a sensitivity analysis showing the effect of a 1% change in these assumptions on the fair value of the reporting units. In your response, please show us what your future disclosures will look like.

Response.

The Company notes the Staff’s comment regarding asset impairments. In the Company’s view, it is difficult to speculate on the existence or probability of material goodwill write-downs in future periods. The Company’s impairment test is based on its best estimate of the future cash generating capacity of the relevant cash generating units; if management were to believe that a unit’s cash generating capacity were reduced, it would take this into account in the impairment test itself. As a result, when the Company becomes aware of a specific “deteriorating condition which, unless reversed, may result in a subsequent write-off,” this condition is reflected in the Company’s assessment of asset impairments. Of course, if the Company becomes aware of significant new information between the date of closing of the accounts and the date of filing of its annual report, the Company would consider whether it would be appropriate to disclose that information in the annual report pursuant to Item 8.B of Form 20-F, based on customary standards of materiality.

The Company has considered the Staff’s request that the Company’s disclosure include a sensitivity analysis showing the effect of a 1% change in significant assumptions on the fair value of the cash generating units. In future filings, the Company will provide disclosure showing the impact of a 1% change in the discount rate and the terminal growth rate of future cash flows. While the disclosure will depend on the results of the analysis, we expect that the disclosure will look like the following:

Asset Impairment

We perform an annual review of our goodwill and other intangible assets during our long-term planning in mid-year, or more frequently when there is an indication of an impairment loss. If the long-term prospects of an activity appear durably downgraded, we estimate the value of the impairment based either on the fair value less selling costs of the assets related to this activity in cases where we decide to dispose of the activity, or on the higher of fair value less selling costs or value in use, in cases where we decide to retain the activity. We then record a one-time write-off or write-down of the carrying value of our goodwill to bring it in line with our estimates.

When we use fair value less selling costs, we estimate the fair value based on earnings multiples appearing in brokers’ reports or on published information regarding similar transactions. Our estimate could be significantly different from the actual sales price that we could receive in connection with the disposal of the activity. In addition, actual selling costs could be greater or less than our estimate.

When we use the discounted future cash flows method to estimate value in use, we estimate future cash flows of business units known as “cash generating units,” and we apply a discount rate to the estimated future cash flows. A cash-generating unit is generally a business segment (i.e., water, waste, energy or transport) in a given country. Our future cash flow estimates are based on the forecasts in our latest long-term plan, plus an assumed terminal growth rate applied after the period covered by the plan. The discount rate is equal to the risk free rate plus a risk premium weighted for business-specific risks relating to each asset, cash-generating unit or group of cash-generating units.

As of December 31, 2006, a 1% increase in the discount rate applied to each cash generating unit would have resulted in an increased goodwill impairment charge of €• million euros, and a 1% decrease in the terminal growth rate applied to each cash generating unit with a terminal growth rate of at least 2% would have resulted in an increased goodwill impairment charge of €• million euros.

5.

We also note your response to prior comment one as it relates to tax uncertainties. It is unclear why additional disclosures in the aggregate would prejudice your position, as aggregated disclosures would not specifically state amounts at risk in each jurisdiction. As such, please be advised that if your tax uncertainties are material, based on the quantitative and qualitative factors discussed in SAB 99 (as opposed to Item 103 of Regulation S-K), we expect you to disclose the amount of the provisions for your tax uncertainties; where on your balance sheet and income statement you have recognized these amounts; the jurisdictions where the most significant tax exposures are; the issues the tax exposures relate to; the status of negotiations, tax audits, and open tax years; and the estimated timing of cash outflows for the most significant exposures. In addition, to the extent that you have material changes in this provision in future periods, please ensure your disclosure includes the specific events in each jurisdiction that gave rise to the reversal or recognition of additional provisions.

Response.

The Company notes the Staff’s comment with regard to tax uncertainties. The amount of the provisions for the Company’s tax uncertainties is currently included on an aggregate basis with provisions for litigation. In the future, the Company will disclose in the notes to the consolidated financial statements, the aggregate amount for provisions for tax uncertainties, separately from the aggregate amount for other provisions for litigation (in the form of the table provided in response to the Staff’s prior comment number 46, although the amounts will be divided into current and non-current provisions). In addition to tax uncertainties that are the subject of provisions, the Company has other tax uncertainties, substantially all of which it believes relate to deferred tax assets. Those uncertainties will be described when the Company applies FIN-48 beginning in 2007.

The Company notes as well that the Staff is seeking disclosure on an aggregated basis, and the Company agrees that such disclosure would be appropriate. The Company also notes that the other information requested by the Staff could require disclosure on a jurisdiction-by-jurisdiction basis. The Company will determine whether to disclose such information in its future filings on the basis of a quantitative and qualitative analysis, as it has always done, balancing the need to inform the market against the potential prejudice that could arise if individual jurisdiction-based disclosure were to be made.

Exemptions to IFRS, page 35

6.	We note your response to our prior comment two. In future filings, please disclose the following:
•

The reason that the restatement of your business combinations would not have had a material impact on your consolidated financial statements (i.e. because the accounting for your business combinations under French GAAP prior to the date of transition is similar to what the accounting would have been, had you restated these business combinations to apply IFRS 3).

•	For the Vivendi Universal transaction in 1999 and any other material business combination prior to January 1, 2004, where there is not guidance under IFRS:

•        what your accounting policy would have under had you applied IFRS (i.e.because there is no guidance under IFRS for accounting for common control  transactions, had you applied IFRS 3 to the Vivendi Universal, you would have still accounted for the transaction at fair value, as you had under French GAAP).

•           a qualitative discussion of the impact to your accounting for the Vivendi Universal transaction had you not applied fair value (i.e., you have accounted for the transaction at the historical cost basis, similar to the accounting under US GAAP discussed in note 50A to your financial statements)

Response.

The Company notes the Staff’s comment and will reflect the requested information in its 2006 Form 20-F, and in filings for subsequent years to the extent material.

Results of Operations, page 37

7.

We note your response to prior comment three, including your statement that operating margin is a more significant indicator of your performance that the lines cited in our previous comment. However, we also note that the primary drivers of the change in operating income margin from 6.6% in 2004 to 7.5% in 2005 are the changes in general and administrative expenses and in other operating revenue and expenses. However, from your discussion of operating income in your Operating and Financial Review and Prospects, it is unclear what types of costs you have included in these lines and what has driven the changes in these lines from 2004 to 2005. As such, a reader is not able to fully understand the most significant reasons for the changes in operating income. Accordingly, in future filings, please include disclosure to address these areas.

Response.

The Company notes the Staff’s comment and will reflect the requested information in future filings to the extent material (without necessarily agreeing with the Staff’s analysis of the Company’s 2005 operating margin).

Litigation, page 65

8.

We have read your response to our prior comment five and note your concerns over addressing individual matters and their possible losses in your financial statements. However, we continue to believe that these items should at least be addressed in the aggregate in order for your readers to obtain a clear understanding of the potential outcomes of these matters. Accordingly, in future filings, if material, please disclose the reasonably possible additional range of loss, at a minimum, in the aggregate for your loss contingencies. In addition, please be advised that for financial statement purposes, your consideration of materiality should be based on the quantitative and qualitative factors in SAB 99. We do not believe that use of the 10% threshold in Item 103 of Regulation S-K is appropriate for financial statement purposes, as we note that this amount - €1.6 billion – represents almost 50% of your operating cash flows and approximately 85% of your operating income.

Reponse.

The Company notes the Staff’s comments regarding Item 103 of Regulation S-K. It has never been the Company’s policy to use Item 103 as a quantitative cut-off for disclosure; as discussed in responses to previous Staff comment letters, the Company considers all relevant circumstances, including the potential impact on its results of operations, liquidity and image. Nonetheless, Instruction 2 to Item 103 clearly addresses the question of disclosure of individual legal proceedings, and the Company accordingly believes that Item 103 is one relevant factor (among others) to consider in connection with materiality determinations relating to legal proceedings. In any event, the Company’s aggregate litigation risk is currently well below the Item 103 threshold, which has not been used as a major factor in the Company’s disclosure decisions.

The Company agrees that aggregate disclosure of contingencies relating to litigation is appropriate. In future filings, the Company will disclose the aggregate amount of its provisions for litigation in the notes to its financial statements (see the response to comment 4 above) and in Item 8 of its Form 20-F. To the extent that the Company believes that it is reasonably possible that its aggregate losses will materially exceed its provisions, the Company will make appropriate disclosure, although the Company notes that could be difficult to provide a reliable quantitative estimate, and its disclosure decision will be based in part on a determination as to whether an attempt to provide quantitative information might be misleading where the information is not sufficiently reliable.

Item 15. Controls and Procedures, page 81

9.

We note your response to prior comments seven. Please be advised that if your financial statements are restated in the future, your disclosure controls and procedures should discuss management’s basis for concluding that disclosure controls and procedures are effective, if this is the case, despite the restatement.

The Company notes the Staff’s comment and will reflect the requested information in future filings to the extent material.

10.

We note your response to prior comment eight. In future filings, please ensure that your disclosure to comply with Item 15(d) of Form 20-F clearly state whether or not there were any changes in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If you have had such changes, please disclose these changes.

The Company notes the Staff’s comment and will reflect the requested information in future filings.

Financial Statements

Consolidated Cash Flow Statement, page F-4

11.

We note your response to prior comment 12. Citing relevant accounting literature, please tell us your basis for presenting discontinued operations in your income statement in 2004 net of minority interests, rather than as an allocation of profit or loss, as discussed in paragraph 82 of IAS 1.

Paragraph 33 of IAS 1 stresses the importance of the understanding by users of the transactions of an entity in order to assess the entity’s future cash flows. Based on this approach, and in order to enhance the readability of the income statements, the Company has decided to present net income (expense) from discontinued operations net of minority interests (in light of the absence of any provisions of IAS 1.82 to the contrary), so that net income attributable to minority interests on the face of the income statement relates to continuing operations only. The Company agrees with the Staff’s comment that a different presentation may also comply with the structure and content requirements of IAS 1, which would entail presenting net income from discontinued operations before allocation to minority interests and allocating net income from continuing and discontinued operations between minority interests and equity holders of the parent. The Company draws the attention of the Staff to Note 30 to the 2005 consolidated financial statements, which details the main components of income statement items from discontinued operations.

Notes to Financial Statements

General

12.

We note your response to prior comment 14. Paragraph 36 of IFRS 1 and IAS 1, as well as General Instruction G to Form 20-F, require at least one comparative year in the first year of reporting under IFRS. However, it does not appear that your disclosure of movements in goodwill, other intangible assets, publicly owned utility networks, associates and other investments, and your goodwill and other intangible asset tests, among others, include complete comparative information. For example, while we note that you have complied with the requirements of paragraph 73(e) of IAS 16 related to tangible assets and paragraph 118(e) of IAS 38 related to intangible assets by providing a reconciliation of the carrying amount from the beginning to end of 2005, it does not appear that you have included the same information for the comparative period (i.e. reconciliation from December 31, 2003 to December 31, 2004). Please do so in future filings. Please also note that the above list is not comprehensive, but simply represents examples where comparative information has not been included.

The Company did not include a roll-forward of 2004 balance sheet items in the notes to its 2005 consolidated financial statements, as the information did not previously exist, and could not have been prepared without unreasonable burden or expense. The 2004 financial statements were prepared under French GAAP, and restated IFRS information was provided with the 2005 financial statements for purposes of comparability, in accordance with European and French regulations. The balance sheet roll forward information cited by the Staff would have had to be produced specifically for the IFRS restatement, as it was not presented under French GAAP. Given that the Company was aware, when it closed its 2005 financial statements, that it would adopt IFRIC 12 beginning in 2006 (see Note 1-20 to the 2005 consolidated financial statements), the additional information that would have been provided to investors with a 2004 roll-forward was not sufficiently material to justify the considerable burden that would have been associated with producing the information.

The Company believes that its decision to early adopt IFRIC12 presents a similar issue for its 2006 financial statements. The adoption of IFRIC 12 has required the Company to perform an extensive review of thousands of contracts. The retrospective adoption led to an adjustment of 2004 and 2005 financial accounts for hundreds of subsidiaries. The Company believes that investors will benefit from a detailed comparison of new financial statements with the former financial statements and accordingly has decided to prepare specific disclosure explaining the adjustments for 2004 and 2005. The Company believes that this disclosure is more appropriate in light of investors’ expectations than a roll forward of 2004 balance sheet components, which the Company would not be in a position to prepare without unreasonable burden or expense.1

The Company expects to provide disclosure of movements in the notes to its 2007 consolidated financial statements for all periods presented.

13.

We note your response to prior comment 15. Item 10(e)(1)(ii)(C) of Regulation S-K prohibits the presentation of non-GAAP financial measures in the notes accompanying financial statements. Although your response provides some information as to how you use net financial debt and subtotals excluding “nonrecurring” items, you have not explained your basis in IFRS for including these amounts. In other words, please tell us why you do not believe that the presentation of net financial debt and of subtotals excluding “nonrecurring” items represent non-GAAP measures. Further, please tell us the nature and amount of each of the items classified as “nonrecurring” in 2005 and 2004. Alternatively, please remove these disclosures in future filings.

The Company notes the Staff’s comment and will remove the information cited by the Staff in future filings (without necessarily agreeing with the Staff’s analysis of the 2005 disclosure).

Note 1-9. Business Combinations, page F-7

14.

Please clarify your response to prior comment 17. Specifically, you state that your chief operating decision maker “reviews operating results of the divisions to make decisions about allocation of resources and to assess their performance.” However, you also state that (1) “performance is monitored primarily [emphasis added] with respect to these operating segments” and (2) that your divisions are categorized by country and by geographical region. Please tell us, in detail, the business activities (e.g., only divisions in aggregate division by geographical region, or division by country) and the nature of the related financial information that are included in the internal financial reports that your chief operating decision maker receives. If your chief operating decision maker receives revenue and expense information by division by either geographical region or country, please tell us why you do not believe that your operating segments are your divisions by geographical region or country.

_________________________

1           The Company notes that General Instruction G to Form 20-F does not require comparative financial statement notes of the type cited by the Staff. It simply provides an exemption from providing the third year of financial statements otherwise called for by Item 8A of Form 20-F. Item 8A(1)(e) requires the presentation of notes “required by the comprehensive body of accounting standards pursuant to which the financial statements were prepared.” In other words, Form 20-F simply requires the presentation of whatever notes IFRS requires, but does not create an independent obligation to provide specific information in the notes (except of course for US GAAP reconciliation information and related disclosures).

The Company’s chief operating decision maker (the chief executive officer) does not receive revenue and expense information by division by either geographical region or country. Instead, he receives information for each division taken as a whole, and information that explains the performance of each division taken as a whole. As an example, he might receive a report indicating that the results of a particular division as a whole were impacted by a contract won or lost in a country such as Germany, but he would not receive information on Germany for divisions where activity pursued its ordinary course. Each of the Company’s divisions has a chief executive officer who is responsible for the division’s performance (as a whole), and who reports to the chief operating decision maker. The budget objectives provided to each division’s chief executive officer consist of targets tied to revenues, operating income, investments, cash-flows, and ROCE for the division as a whole. As a result, the Company believes that Water, Waste Management; Energy Services and Transportation are its “operating segments”.

Note 1-14, Financial instruments, page F-8

15.	Please clarify your response to prior comment 22 by addressing the following:
•	please tell us the specific terms of the UCITS that you hold and how these terms meet the definition of cash equivalents in IAS 7.

The Company confirms to the Staff that all of the UCITS on its books as of December 31, 2005 are OPCVM Monétaire euros. These UCITS meet the requirements of paragraph 6 of IAS 7 as:

-

their AMF prospectus recommends to the holder a short term (not exceeding 3 months) detention policy strategy and they all are indexed to either EONIA or EURIBOR three month, and are thus considered as short term investments,

-	the Company can request their redemption at any time, any day, for a known amount of cash, so they are highly liquid,
-	their redemption price is determined daily, so they can readily be converted to known amounts of cash, and
-	their sensitivity has to be lower than 0.5% and their performance is related to a money market index (EONIA or EURIBOR 3 months), so they are subject to an insignificant risk of changes in value .

•

you state that the AMF ruled that UCITS satisfied the criteria to meet the definition of cash equivalents in substantially all cases (emphasis added). Please tell us the terms of the instruments that, according to the AMF, do not meet the definition of cash equivalents under IFRS. Please also tell the amount, if any, of the UCITS you hold with these terms.

AMF Instruction 2005-02 defines eleven categories of OPCVM (or UCITS):

-	OPCVM Actions françaises
-	OPCVM Actions de la zone euro

-	OPCVM Actions des pays de la Communauté européenne
-	OPCVM Actions internationales
-	OPCVM Obligations et autres titres de créances libellés en euros
-	OPCVM Obligations et autres titres de créances internationaux
-	OPCVM de fonds alternatifs
-	OPCVM Fonds à formule
-	OPCVM Diversifiés
-	OPCVM Monétaire euros
-	OPCVM Monétaire à vocation internationale

The AMF communiqué of March 6, 2006 indicates that the rare cases where an OPCVM Monétaires euros would not satisfy at once the four criteria of IAS 7 would be cases where there would be a risk of changes in value measured by reference to historical volatility that would exceed by more than 0.25% the reference index. As of December 31, 2005, the Company had no OPCVM Monétaire euros for which the volatility would exceed that threshold.

•	you state that the UCITS are “so near their maturity that they present insignificant risk of changes in value.” Please tell us the range of maturity dates at acquisition of your UCITS.

The Company erroneously referred to the maturity in its FAS 95 analysis of these UCITS, as these instruments can be redeemed at any time. This reference was driven by a quote of paragraph 8 of FAS 95.

The Company confirms to the Staff that when reaching a conclusion on the US GAAP accounting treatment of these UCITS, the specificities of these instruments as detailed above lead to the conclusion that they present an insignificant risk of changes in value because of changes in interest rates, regardless of their maturity.

•	regarding your negotiable debt instruments, please tell us the nature of any restrictions surrounding your ability to demand repayment.

There are no restrictions on the Company’s ability to demand repayment of any of its negotiable debt instruments. At the time of repayment, the company receives the total amount initially invested plus accrued interest based on EONIA capitalized.

•	please tell us the range of maturity dates at acquisition of your negotiable debt instruments

As mentioned in our response to prior comment 22, our negotiable debt instruments have a maturity that exceeds 3 months at inception. They mature either in 2009 or in 2010. The Company has reviewed individually these instruments to determine whether or not they meet the definition of a cash equivalent and has concluded that they meet this definition, because they are based on the money market index EONIA, are highly liquid, are readily convertible to known amounts of cash and are not exposed to risk of changes in value because of changes in interest rates. The combination of these features has led the company to conclude that it is appropriate, for these instruments, to overcome the general presumption that only investments with original maturities of three months or less would qualify as cash equivalents. The Company requested (and obtained) repayment of all of these instruments in the first quarter of 2006, for an amount equal to the amount initially invested plus accrued interest based on EONIA capitalized.

Note 1-20. Accounting policies specific to environmental services activities, page F-10

16.

We note your response to prior comment 27 and 28. Please help us understand your accounting by telling us the accounting for an example of your typical IFRIC 4 contract or contracts, if the accounting differs based on the terms of the contract. Specifically, we would like to understand the debits and credits associated with the revenue recognition and asset recognition related to the construction portion of your contracts, the service portion of your contracts, the financing portion of your contracts, and the transfer portion of your contracts. Please include hypothetical amounts in your example so that we may better understand the accounting. Please also address this comment as it relates to your concession/affermage contracts.

To illustrate the accounting treatment of our typical IFRIC 4 contract, we will consider the Waste Incinerator Contracts (“WIC”) that are entered into between a local public authority (the “grantor”) and Veolia Environnement (“Veolia” or the “operator”) to provide for (a) the construction and (b) the operation and maintenance, usually over a 20-year contractual term, by Veolia of an incinerator for domestic and/or industrial waste in a specified location.

In a typical IFRIC 4 WIC:

- Veolia has an obligation to build an incinerator (the plant) at its own risk on land legally owned by the grantor, based on contractual specifications of the WIC. Veolia does not own the plant (legal title to the plant rests with the grantor): once the construction of the plant is completed, delivery of the plant according to the specifications of the WIC is acknowledged and agreed between the grantor and the operator, although the operator retains access to the plant for the operation and maintenance of the plant over the 20-year term of the WIC. Upon the expiration of the WIC, the plant is “transferred” (i.e. the use of and access to the plant is handed over) to the grantor without compensation or indemnification. The operator assumes the construction risk of the plant according to the specifications of the WIC (including costs overruns). As part of the obligation to transfer the plant to the grantor upon the term of the WIC, Veolia has an obligation to assume maintenance costs and other capital expenditures necessary to keep the plant in good working order throughout the 20-year term of the WIC.

- During the 20-year term of the WIC, users, i.e. waste collectors (from households and/or enterprises in the area where the plant is located), bring domestic and industrial waste to the plant. Such domestic and industrial waste is burnt in the plant to produce electricity: the waste is delivered to the plant for free and waste collectors are not charged for using the incinerator.

- For operating and maintaining the incinerator, Veolia, is (a) paid by the grantor under the WIC a fixed fee (regardless of the volume of waste processed by the incinerator) plus a variable fee per ton of waste processed and (b) allowed to keep the electricity output. The electricity output of the incinerator is sold at market conditions by Veolia to electricity distributors (currently only to Electricité de France in France).

- The fixed fee and the variable fee assumed by the grantor are negotiated between the grantor and the operator taking into account the electricity output retained by the operator.

- The payment of the fixed fee by the grantor is only contingent on the plant’s continuing ability to operate under normal working conditions under the WIC specifications (regardless of the volume of waste actually processed). The fixed fee is negotiated to cover 100% or more of the construction and financing costs of the plant over the 20-year term of the WIC (subject to the operator bearing the risk of the actual level of construction costs and cost overruns during the construction period of the plant).

- The variable fee per ton of waste actually processed by the plant is defined contractually to allow a reasonable rate of return for the operator after taking into account the fixed fee and the proceeds from sales of electricity. However, the operator assumes the operating risk of the plant without claim or refund obligation against the grantor if volumes and/or operating expenses (other than those relating to the construction and financing of the plant covered by the fixed fee) fall beyond or above expectations at inception of the WIC.

- The grantor has a right to revoke the operator under the WIC only when the operator is unable to operate the plant in accordance with the specifications of the WIC (operating default) in which case the operator must hand over the plant to the grantor (early termination of the WIC) and receives indemnification covering the unamortized portion of the fixed expenditures covered by the fixed fee at the time of early termination.

Accounting under IFRS in the 2005 IFRS Financial Statements:

IFRIC 4 “Determining whether an arrangement contains a lease” was early applied by Veolia. IFRIC 4.6 provides that an arrangement is or contains lease, based on its substance, when:

“(a)   fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and

  (b)   the arrangement conveys a right to use the asset.”

Paragraph 9 of IFRIC 4 identifies three alternative criteria to identify a “right to use” an asset:

“An arrangement conveys the right to use the asset if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying asset. The right to control the use of the underlying asset is conveyed if any one of the following conditions is met:

(a) The purchaser has the ability or right to operate the asset or direct others to operate the asset in a manner it determines while obtaining or controlling more than an insignificant amount of the output or other utility of the asset.

(b) The purchaser has the ability or right to control physical access to the underlying asset while obtaining or controlling more than an insignificant amount of the output or other utility of the asset.

(c) Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than an insignificant amount of the output or other utility that will be produced or generated by the asset during the term of the arrangement, and the price that the purchaser will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.”

In 2005, under IFRIC 4, Veolia considered that the WIC provided the purchaser (i.e. the grantor), with a right to control the use of the plant since “the purchaser [the grantor] has the ability or right to operate the asset or direct others (the operator under the WIC in this case) to operate the asset in a manner it determines while obtaining or controlling more than insignificant amount of the output or other utility of the asset.” 100% of the actual use is charged to the grantor through the fixed fee and the variable fee, with the electricity output representing incidental revenue, typically accounting for a small portion of the total revenue generated under the WIC. As a result, the WIC contains a lease under IFRIC 4, paragraph 9(a).

Because the portion of the fee allocated to the lease typically covered 100% of the construction and financing cost of the plant, and because the plant must be handed over to the grantor at the end of the 20-year term of the WIC for free, the lease was considered a capital lease with the grantor as the lessee and Veolia as the lessor.

Accordingly, all WIC arrangements with similar characteristics were accounted for (retrospectively according to IFRIC 4 transition), as finance leases with Veolia as the lessor by capitalizing construction costs and removing the plant from Veolia’s balance sheet, and by recognizing a lease receivable based on the present value of fixed lease payments corresponding to the fixed fee over the 20-year term of the contract (or the fair value of the plant if lower).

Interest income included in the fixed fee plus variable fee was included in the revenue caption presented on the face of the income statement, the breakdown of which is presented in note 24, showing the “IFRIC 4 loan income” portion.

To illustrate with a numerical example, suppose that Veolia enters into a WIC contract with Municipality A to construct and operate an incineration plant. The contract calls for a 20-year term, including a 3 year construction period. Compensation to Veolia includes two components:

-	a variable fee depending on the tonnage incinerated, and

-	a fixed amount of 24, payable each year (following the end of the construction period) i.e., a total amount of 24*17 = 408.

The fixed and variable fees reflect, respectively, the allocation of the payments to Veolia for the finance lease and the operating service, based on their relative fair values.

The effective interest rate on receivables arising from the contract is 4% .

The net present value of the minimum payments based on a completion basis is as follows:

Construction planning:

	200X	200X+1	200X+2	Total
Forecasted construction costs	40	80	80	200
% of completion *	20%	60%	100%
Forecasted revenue	54.4	108.8	108.8	272
Interest revenue during construction**	2.2	6.6	11.2	20

* based on cost incurred for the example purpose.

** calculated using the effective interest rate method.

Interest rate to apply for financing is 4.0%, to be applied for the whole year.

As far as the IFRIC 4 contract is concerned, the following entries are to be considered :

a). Asset recognition – construction portion 1st year

	Balance sheet		Profit and loss
Caption	Dt	Ct	Dt	Ct
Recognition of construction costs
Costs of sales			40
Accounts payable		40
Recognition of construction revenue
IFRIC 4 loans	54.4
Revenue* – IFRIC 4 Loans recognized on a % completion basis				54.4

(* corresponds to 20% * expected revenue)

b). Financing portion -1st year

	Balance Sheet		Profit and Loss
	Dt	Ct	Dt	Ct
IFRIC 4 loans	2.2
IFRIC 4 loan income				2.2

At the end of the three years,

-              IFRIC loans represent a total of 292 (272 (cost of construction) + 20 (income loan- financing portion of the contract)).

-	Cumulated construction margin = 72
-	Cumulated IFRIC 4 loan income = 2+7+11= 20

Operating phases will begin and therefore Veolia invoices fixed fee + variable fee (the variable fee is assumed to be 100).

Entries to be recorded beginning in Year 4 :

	Balance Sheet		Profit and Loss
	Dt	Ct	Dt	Ct
IFRIC 4 loans (1)		12.3
Services rendered : service portion of the contract				100
Receivable : total amount invoiced	124
IFRIC 4 loan income (2)				11.7
(1)	which corresponds to repayment of the principal of the IFRIC 4 loan by difference on the 24 fixed amount paid.
(2)	which corresponds to 292 x 4%.

For typical “Concession and Affermage Contracts”, no revenues are recognised during the construction phase. The construction costs are capitalised and the revenue is recognised on the service contract when the services are rendered. Considering a similar example, but with no payment of fixed fee and a variable fee only, the entries will be :

a). Asset recognition – construction portion 1st year

	Balance sheet		Profit and loss
Caption	Dt	Ct	Dt	Ct
Recognition of construction costs
Fixed assets	40
Accounts payable		40
Recognition of capitalized interest costs
Fixed assets *	1.6
Interest expenses				1.6

(* correspond to a 4% financing cost incurred)

At the end of the three years,

Assets represent a total of 214.7 (200 (cost of construction) + 14.7 (interest expenses capitalized during the construction of the assets)).

The operating phase will begin, and therefore Veolia will invoice a variable fee (assumed to be 124) and amortise the assets over 17 years.

Entries to be recorded in Year 4 :

	Balance Sheet		Profit and Loss
	Dt	Ct	Dt	Ct
Depreciation of fixed assets			12.6
Net fixed assets		12.6
Services rendered : service portion of the contract				124
Receivable : total amount invoiced	124

17.

In your response to prior comment 28, you state that revenue from service contracts that qualify as concession/affermage contracts is recognized...as detailed in your response to prior comment 31. You also state that you did not note any differences between IFRS and US GAAP in this area. However, prior comment 31 addresses the percentage-of-completion method. As such, it is unclear whether you are applying the percentage-of-completion method under SoP 81-1 for US GAAP purposes to service contracts. If so, please tell us your basis for doing so, as it appears that your services would be outside the scope of SoP 81-1. Please refer to page 39 of the Current Accounting and Disclosure Issues document at www.sec.gov.

We apologize for the misunderstanding regarding revenue recognition for “concession/affermage” contracts, as the cross-reference to our response to question 31 in respect of these contracts was an error. As at 31 December 2005, revenue from “concession/affermage” contracts is recognized through the standards relating to service transactions (i.e. IAS 18), as described in the example presented in our response to comment 16 above. Revenue was recorded under both IFRS and U.S. GAAP once the service to the public is rendered (for instance, upon delivery of water to end-users, or provision of heating, or transport of passengers).

The adoption of IFRIC 12 in 2006 will require the Company to split contracts into two parts (construction and operation), allocating revenues to each element of the contract on the basis of their relative fair value.

18.

We understand that you will be adopting IFRIC 12 as of January 1, 2006. Please clarify whether all of your IFRIC 4 contracts and all of your concession/affermage contracts will be included in the scope of IFRIC 12.

In our response to prior comment 28 we provided a breakdown of our IFRIC 4 financial receivables as at December 31, 2005 as follows:

In € billion, financial receivables in the 2005 balance sheet
Contracts with Industrialists	0.2
Incinerators and BOT	1.0
Co-generation	0.8
Others	0.1
Total	2.1

Some BOT and incineration contracts will fall within the scope of IFRIC 12 as adopted. These contracts meet IFRIC 12 criteria (paragraph 5) because the grantor is the public sector, which regulates the infrastructure use, and the infrastructure is returned to the grantor at the end of the contract. As a result, approximately €600 million euros of financial receivables will be reclassified from IFRIC 4 to IFRIC 12.

The other IFRIC 4 contracts are “private-to-private contracts” and do not have the characteristics of Service Concession Arrangements, which involve (i) providing services to the public (ii) in a regulated environment and (iii) returning the infrastructure at the end of the period of the arrangement.

Regarding “concession/affermage” contracts, most of them (representing assets of approximately €5.6 billion as of December 31, 2005) will fall within the scope of IFRIC 12, as detailed in our response to previous comment 28.

Note 4 – Goodwill, page F-12

19.

We have read your response to our previous comment 35. While we acknowledge that the €70 million impairment charge in your Scandinavian Transportation Division does not appear to be material to your balance sheet, it represents almost 5% of your operating income and 11% of your net income from continuing operations in 2004. In light of the magnitude of these amounts, please include the disclosures required by paragraphs 130(a), 130(e), 130(f), and 130(g) of IAS 36 in future filings.

The Company will provide the information for future impairments in future filings (without necessarily agreeing with the Staff’s materiality analysis).

Note 12 – Deferred tax assets and liabilities, page F-17

20.	We note your response to prior comment 43. In future filings, please address the following regarding your IAS 12 disclosures:
•	Paragraph 80(g) – please ensure that you include the information you provided us in prior comment 42 in future filings to comply with paragraph 80(g) of IAS 12.
•

Paragraph 81(e) – we note your disclosures of the amount of deductible temporary differences and unused tax losses and credits for which no deferred tax asset is recognized in the balance sheet of €457 million at December 31, 2005. However, please disclose the expiration date, if any, of these amounts in future filings.

•	Paragraph 81(g) – we note your disclosures in accordance paragraph 81(g)(i). However, in future filings, please include the disclosures required by paragraph 81(g)(ii).

The Company will provide additional information on material factors in the next filings.

Note 19 – Non-current and current provisions, page F-22

21.

We have read your response to prior comment 46. It is unclear how aggregated disclosures of the items listed in paragraph 85 of IAS 37 would seriously prejudice your position. As such, if your settlements will have a material impact on your results of operations, financial position or liquidity, please ensure that your disclosures include the information required by paragraph 85.

The Company will provide aggregated disclosure of the information in the table set forth in its response to prior comment 46 in its future filings.

22.

Please clarify your response to prior comment 47. In this regard, please help us understand why you recognize a provision for maintenance and repair prior to these costs actually being incurred. It appears that such costs are those needed to be incurred to operate in the future, for which an obligating event has not yet occurred. As such, please further explain your consideration of paragraphs 17-19 of IAS 37. For US GAAP purposes, please tell us your consideration of FSP No. AUG-AIR-1 regarding the accounting for planned major maintenance projects.

Under the Service Concession arrangements, the Company has a contractual obligation to assume maintenance and replacement operations on infrastructure. It often assumes the responsibility for replacing the equipment needed for the operation of the contracts, and it is required to replace and repair both the utility infrastructure that it has financed and the assets provided by the local authorities.

Under IFRSs, replacement costs of PPE (or PPE components) do not qualify for provision under IAS 37, as IAS 16 requires their recognition as a PPE item (component approach). However, IAS 16 requirements may not apply to infrastructure accounting, as the infrastructure is not recognized as PPE. Further complexity also arises from IAS 38, which does not contain as an underlying principle a component approach for intangible assets. For this reason, in the case of publicly-owned utility networks accounted for in accordance with IAS38, resulting maintenance and repair cost are analyzed in accordance with IAS37 on provisions (see note 1-20 of the 2005 consolidated financial statements).

The analysis of the contractual obligation is a matter of facts and circumstances. The Company typically identifies two kinds of obligations that give rise to provisions under IFRS:

•

The first one is the obligation to expend a fixed amount of cash. The Company has the obligation to incur expenditures for maintenance in a defined amount over the contract term. The Company is committed to spend this amount or to pay to the grantor the amount of any shortfall. At each closing date, the shortfall between the contractual commitment and actual expenses if any is accrued for.

•

The second one, which applies in a smaller number of cases, involves a general obligation to maintain and repair that is completed by a separate constructive obligation to renegotiate financial terms of the contract if the operator does not meet specific renewal spending levels. In this case it is unclear if the practice may lead to a present obligation or not. The Company analyses the facts and circumstances and the different commercial discussions with the grantor and determines if it is more likely than not than a present obligation exists at the balance sheet date. The Company determines the expected amount of cash to be paid under the constructive obligation in case of early termination of the contract using the 50/50 probability threshold.

Under US GAAP, the Company has anticipated the conclusions of FSP No. AUG-AIR-1 and does not accrue in advance for maintenance, repair and renewal expenses.

In the second situation, because a difference in the recognition threshold exists between IFRS (more likely than not, i.e. approximately 50%) versus probable under US GAAP (likely to occur, i.e. from 70%), the Company considered that in many cases the conditions to recognise a liability under FAS 5 are not met and reversed the relating provisions for maintenance/replacement under US GAAP.

Note 25 – Operating income, page F-27

23.

We note your response to prior comment 50. The line “operating depreciation, amortization, provisions and impairment losses” on your statement of cash flows suggests that this line is only adding back non-cash items. However, based on your disclosures in notes 19 and 22 and your response to prior comment 50, it appears that cash items (i.e. utilization of provisions, which are reflected in the “reversals” column in note 25) are also included in this line. To clarify your presentation, please address the following in future filings:

•	Separately present the cash activity (i.e. utilization of provisions) from the non-cash activity in your statement of cash flows.
•	In note 25, “utilizations” should be removed from “reversals” in order to tie to the revised line “operating depreciation, amortization, provisions and impairment losses.”

In addition, regarding your replacement costs, you state that €94.2 million were recognized and reversed at the time the expense was incurred and that €256.8 million qualified for expenses as incurred and were recorded in cost of sales. However, it is unclear how these amounts relate to the €69.4 million of maintenance and repair costs charged to expense, as disclosed in note 19. Please advise.

The Company prepares its statement of cash flows in accordance with applicable accounting guidance. See, e.g., Conseil National de la Comptabilité (CNC), Recommendation Relating to the Format of the Income Statement, Balance Sheet, Cash Flow Statement and Statement of Changes in Shareholders’ Equity, For Companies Using International Accounting Standards (other than banks and insurance companies), Recommendation No. 2004-R.02 of October 27, 2004 (free translation of title from French original). Paragraph 6.1 of this Recommendation provides for a statement of cash flow to present a sub-total consisting of cash flow from operating activities before changes in working capital (this is known as the “capacité d’autofinancement” in French), in addition to presenting cash flow from operating activities after changes in working capital. Paragraph 6.3 of the Recommendation states that providing the capacité d’autofinancement as a sub-total is considered necessary by the CNC. Utilizations of provisions are added back to net income as part of the calculation of the capacité d’autofinancement, offset by the related income statement charge.

With respect to the Staff’s comment on Note 25, the Company plans to present only a net figure beginning with its 2006 financial statements, in order to be able to provide comparative information over a three-year period. As a result, “reversals” will no longer be shown separately.

With respect to the Staff’s final comment, we believe that the misunderstanding results from a translation problem relating to the term “charged to expenses.” In note 19 the column entitled “charged to expenses” refers to allowances to provisions. The amount of €69.4 million corresponds to allocations to provisions. The utilization of provisions for €94.2 million corresponds to replacement costs paid. We will clarify the translation in the next filing.

Note 28 – Income tax expense, page F-29

24.

We note your response to prior comment 51. In future filings, please ensure that you separately discuss those reconciling items whose effect on your tax rate is greater than five percent (e.g. dividends and loans write-offs in 2004). See Rule 4-08(h)(2) of Regulation S-X.

The Company notes the Staff’s comment and will include the requested information in future filings.

Note 35 – Employee benefits, page F-36.

25.

We note your response to our prior comment 57. Please explain, in detail, why sufficient information is not available to enable you to account for these plans as defined benefit plans, including why you do not have access to information relating to the obligations, assets and associated costs. In addition, please tell us to what extent efforts have been made to obtain the information relating to the defined benefit obligations, plan assets and associated costs, including the frequency of these efforts. Regarding the disclosures in paragraphs 32A and 32B of IAS 19, please explain why you would be unable to ascertain whether you are a party to a contract that (1) determines how the surplus (deficit) in the plan will be distributed to (funded by) you and/or (2) gives rise to contingent liabilities from the sharing of items such as actuarial loses or additional liabilities if other participating entities cease to participate. As a party to such contracts, it would appear that information would be available to you to recognize liabilities or to disclose contingent liabilities as discussed in paragraph 32A and 32B of IAS 19. Please advise.

IAS 19 provides that an entity shall classify a multi-employer plan as a defined contribution plan or a defined benefit plan under the terms of the plan (IAS 19.29) and that when sufficient information is not available to use defined benefit accounting for a multi-employer plan that is a defined plan, the entity shall account for the plan as if it were a defined contribution plan (IAS 19.30). The Company participates in two types of multiemployer defined benefit plans. The first type consists of plans that are financed by capitalisation, and the second consists of plans that are financed on a pay-as-you-go basis. The Company participates in two types of multiemployer defined benefit plans. The first type consists of plans that are financed by capitalisation, and the second consists of plans that are financed on a pay-as-you-go basis.

For plans financed by capitalisation, a company’s obligation to a particular pension fund is determined on the basis of its obligations to current employees, former employees and retired employees. Pension funds are currently unable to allocate former employees and retirees to a particular company. As a result, the Company is unable to obtain sufficient information for defined benefit accounting, and these plans are accounted for as defined contribution plans. The multiemployer plans financed by capitalisation are currently over funded according to local regulations. The Company and its affiliates, as part of their review in 2006 of multiemployer plans in which they participate, have requested the necessary information from the pension funds, but the pension funds are currently unable to allocate either the benefit obligation or the plan assets to affiliated companies.  These pension funds are currently over funded according to local regulations, although any surplus is not available to be distributed to affiliated companies but is used to insure the future indexation of benefit payments.

For plans financed on a pay-as-you-go basis, the contribution rates are normally based upon the affiliated members of a pension fund and not the characteristics of current and former employees. The pension funds do not currently provide information concerning their financial position, either under IFRS or under local regulations. These pension funds were reviewed by the Company and its affiliates during 2006, and it was determined that insufficient information was available for defined benefit accounting.  This review also looked at any agreements concerning future contribution rates to ensure that they did not constitute an agreement to fund any deficit in the fund, and the conclusion was that any contribution increases did not match the Company’s interpretation of any funding agreements.

In all cases the Company’s affiliates only represent a small part of the total participants in the multiemployer plans.

26.

We note your response to prior comment 58. With respect to the disclosures required by paragraph 120A(i) of IAS 19, we note your disclosure of cumulative actuarial gains and losses in 2005, which is the same as the change in cumulative actuarial gains and losses for 2005. However, in future periods, your disclosures in your statement of changes in equity and in schedule 1-8.3 of note 18 will not be sufficient, as these disclosures will only reflect the changes during the period, rather than the cumulative amounts as of the balance sheet date. As such, please ensure that you comply with paragraph 120A(i) of IAS 19 in future filings.

With respect to the disclosures required by paragraph 5d(2) of SFAS 132R, we note that the investment policies and strategy are not directly under your control. Nonetheless, please ensure your future filings include the disclosures required by paragraph 5d(2) of SFAS 132R. Alternatively, tell us why, despite our direct exposure if the insurance companies and UK trust mismanage your benefit plan assets, you are unable to obtain the information described in paragraph 5d(2) of SFAS 132R.

The Company notes the Staff’s comment and will provide the requested information in its future filings.

Note 50 – Supplemental disclosures, page F-58

27.

We note your response to prior comments 64 and 65. Please confirm our understanding that you test for goodwill impairment under US GAAP by country by division, as you do under IFRS. Further, as previously stated, please note that SFAS 142 does not allow for the re-testing of prior year goodwill based on the application of a new reporting structure to the prior year. However, as previously stated during our review of your 2004 Form 20-F, it appears that goodwill was inappropriately tested for impairment under US GAAP at too high of a level (i.e. reportable segment level). Because you have not restated your 2004 US GAAP results to test for goodwill impairment at, as we understand, the level of by country by division (i.e. what you refer to as the 2005 reporting structure), we have no further comment regarding your disclosures that you restated your 2004 goodwill impairment under US GAAP due to the application of your 2005 reporting structure. However, please be advised that we may still have further comment regarding your goodwill impairment testing under US GAAP, depending on the resolution of our comment above regarding your operating segments.

The Company notes the Staff’s comment and understands that there is no further issue to address at the present time.

28.	We note your response to prior comment 68. Please address the following in future filings:

•

Overall, for each reconciling item in our equity and net income reconciliation, please reference the appropriate narrative description of the difference between IFRS and US GAAP, as it is unclear what some of the reconciling items relate to.

•

Please rename your “goodwill, net of amortization” line in our net income reconciliation, as this item appears to relate to the difference in the carrying value of goodwill on disposal. Please also revise your narrative description of differences to clearly discuss the nature of this reconciling item.

•	Regarding the €78.6 million of goodwill impairment and €94.6 million of disposed intangible assets in 2004, please ensure your future filings clearly disclose the nature of these reconciling items.
•

Regarding the €43.7 million difference related to financial instruments, please clearly disclose the nature of this difference (i.e. primarily shares that were considered trading under IFRS and available-for-sale under US GAAP) in future filings.

•

Please clarify your response as to why your tax adjustments in your net income reconciliation are so significant in comparison to the net effect of the other adjustments in your reconciliation. We note that even if we exclude adjustments related to goodwill and impairments, you had a tax reconciling item of €(52.7) million related to adjustments of €(45.2) million in 2005 and €(253.0) million related to adjustments of €(23.3) million in 2004.

The Company notes the Staff’s comment and will provide the requested information and clarifications in future filings.

***

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please direct any questions or comments regarding the enclosed material to the Company’s general counsel, Mr. Alain Tchernonog, at +33 1 71 75 00 54, or to Andrew Bernstein of Cleary Gottlieb Steen & Hamilton LLP at +33 1 40 74 68 60.

Very truly yours,

/s/ Jérôme Contamine

Jérôme Contamine

cc:	Alain Tchernonog, General Counsel Veolia Environnement Andrew Bernstein, Partner Cleary Gottlieb Steen & Hamilton LLP